LALITA, INC.
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Cash flows from operating activities:		
Net income (loss)	$ (34,643)	$ (1,526)
Changes in operating assets and liabilities:		
Loan receivable from officer	(5,015)	-
Inventory	-	1,043
Net cash provided by operating activities	(39,658)	(483)
Cash flows from investing activities		
Purchase of equipment	-	(850)
Net cash used in investing activities	-	(850)
Cash flows from financing activities:		
Proceeds from contributed capital	42,588	-
Proceeds from loan	-	1,137
Net cash provided by financing activities	42,588	1,137
Net cash increase for period	2,930	(196)
Cash at beginning of period	27	223
Cash at end of period	$ 2,957	$ 27
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ 1,127	$ -
Interest	$ -	$ -
Non-cash financing activities:		
Common stock issued for debt conversion	$ -	$ 74,551